Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Statement on COVID 19

April 26, 2021, Mumbai: Tata Motors remains vigilant about the evolving COVID situation and has scaled up efforts to enhance the wellbeing of its personnel and their supporting ecosystem.

Keeping employee safety foremost, standard operating procedures have been updated for the prevailing second wave with the focus on expediting vaccinations, providing support to affected employees and their family members.

The lockdown enforced in various parts of the country is expected to impact vehicle demand temporarily. Hence, the company has set in motion a comprehensive ‘Business Agility Plan’ to protect and serve the interests of its customers, dealers and suppliers. By carefully calibrating and matching supplies with retail demand, Tata Motors shall ensure that optimal levels of inventory are maintained with dealers to meet whatever customer demands arise and also be prepared for a rebound in demand once the situation returns to normalcy. We will also continue to review and plan for the critical raw materials to cater to this volatile demand outlook and work closely with our vendor partners to meet the same.

Tata Motors believes this approach best serves the interests of all stakeholders by utilising the cash invested in the entire ecosystem in the most optimal manner.

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 35 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 113 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 103 subsidiaries, 10 associate companies, 3 joint ventures and 2 joint operations as on March 31, 2020.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 /

indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.